EXHIBIT 99.1

Equinox Gold Files Annual Information Form, Annual Report on Form 40-F and Technical Reports

VANCOUVER, May 13, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") announces that the Company has filed its Annual Information ("AIF") and its Annual Report on Form 40-F ("Form 40-F") for the year ended December 31, 2019. The Company has also filed National Instrument 43-101 technical reports for its Aurizona Gold Mine in Brazil and its Mesquite Gold Mine in California, USA.

Both technical reports and the AIF are available for download on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.equinoxgold.com. The Form 40-F is available for download on EDGAR.

About Equinox Gold

Equinox Gold is a Canadian gold producer operating entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2020/13/c2375.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer or Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 22:24e 13-MAY-20